Exhibit 1

Exhibit(a)(5)(xlv)

Portugal Telecom Report of the Board of Directors PT can create more value and offer shareholders a more attractive proposition Reject the €10.50 Offer

Board of Directors Report

Portugal Telecom, SGPS, S.A.

Public Company Registered Office: Av. Fontes Pereira de Melo, no. 40, Lisboa Share Capital: 395,099,775 Euros Registered with Lisbon Commercial Registry Office and Corporation number: 503 215 058

Pursuant to and for the purposes of paragraph 1 of Article 181 of the Portuguese Securities Code, the Board of Directors of Portugal Telecom, SGPS, S.A. (hereinafter “PT”), after a careful analysis of the revised drafts of the Offer announcement and prospectus relating to the public tender Offer for the acquisition of shares of PT launched by SONAECOM, SGPS, S.A., public company, with registered office at Lugar do Espido, Via Norte, Maia, registered with the Maia Commercial Registry Office and corporation number 502 028 351, share capital 366,246,868 Euros, and SONAECOM – BV, with registered office at De Boelelaan, 7, 1083 HJ, Amsterdam, Netherlands, registered with the Amsterdam Commerce Chamber under no. 34 243 137, share capital of 100,000 Euros (the offerors will be hereinafter jointly referred as “Sonaecom”), which was preliminarily announced on February 6th, 2006, hereby submits its report on opportunity and conditions of the Offer, as follows:

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Important Notice

Important Notice The presentation has been made public by Portugal Telecom, SGPS, S.A. ("PT" or the "Company"). Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 and the amendments thereto, which were filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as they contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal. This Report includes proposals presented by the Board of Directors of the Company which are subject to subsequent decisions of Shareholder Meetings. By their nature, such proposals are not guarantees and are dependent on subsequent procedures and decisions that cannot be assured. The Board of Directors, in order to carry out the proposals set forth in this report, may enter into contracts or undertake actions, including those that involve financial risk, based on the assumption that the shareholders will approve the proposals submitted to a Shareholders' Meeting. This Report includes forecasts on the economic and financial situation of PT (the "Forecasts"). These Forecasts were produced according to the best knowledge and belief of the Board of Directors of PT (which has taken reasonable care to ensure that such is the case) and were based on the information available at the time such Forecasts were made. See Sources and Bases for calculation of information presented. This communication also includes other statements that constitute "forward-looking statements". These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "is confident," "plans," "estimates," "may," "might," "could," "would," the negatives of such terms or similar expressions. By their nature, forecasts and forward-looking statements are not guarantees of performance and their actual results may differ materially from those contained herein. They involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in future. Although we make such forecasts and forward-looking statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forecasts or forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forecast or forward-looking statements. In addition, the public statements made by Sonaecom regarding synergies depend on a number of assumptions and data that have not been made public. For example, PT has not had access to certain confidential terms of the remedies agreed between Sonaecom and the Portuguese Competition Authority, and therefore the overall estimate of synergies may change should those terms be disclosed as requested by PT. The statements in this document regarding synergies are therefore subject to significant uncertainty, and the actual synergies resulting from the Offer, if it were to be completed, are difficult to determine and may differ materially from those described herein. Any of the following important factors, and any of the important factors described in our Annual Report on Form 20-F for the year ended December 31, 2005 or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements: > material adverse changes in economic conditions in Portugal or Brazil; > exchange rate fluctuations in the Brazilian Real and the U.S. dollar; > risks and uncertainties related to national and supranational regulation; > increased competition resulting from the liberalization of the telecommunications sector in Portugal and Brazil; > the development and marketing of new products and services and market acceptance of such products and services; and > the adverse determination of disputes under litigation. This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited. Portugal Telecom | Reject Sonaecom's Offer 3This Report includes forecasts on the economic and financial situation of PT (the “Forecasts”). These Forecasts were produced according to the best knowledge and belief of the Board of Directors of PT (which has taken reasonable care to ensure that such is the case) and were based on the information available at the time such Forecasts were made. See Sources and Bases for calculation of information presented.

This communication also includes other statements that constitute “forward-looking statements”. These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “is confident,” “plans,” “estimates,” “may,” “might,” “could,” “would,” the negatives of such terms or similar expressions.

By their nature, forecasts and forward-looking statements are not guarantees of performance and their actual results may differ materially from those contained herein. They involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in future. Although we make such forecasts and forward-looking statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forecasts or forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forecast or forward-looking statements.

In addition, the public statements made by Sonaecom regarding synergies depend on a number of assumptions and data that have not been made public. For example, PT has not had access to certain confidential terms of the remedies agreed between Sonaecom and the Portuguese Competition Authority, and therefore the overall estimate of synergies may change should those terms be disclosed as requested by PT. The statements in this document regarding synergies are therefore subject to significant uncertainty, and the actual synergies resulting from the Offer, if it were to be completed, are difficult to determine and may differ materially from those described herein.

Any of the following important factors, and any of the important factors described in our Annual Report on Form 20-F for the year ended December 31, 2005 or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:

>  material adverse changes in economic conditions in Portugal or Brazil;

>  exchange rate fluctuations in the Brazilian Real and the U.S. dollar;

>  risks and uncertainties related to national and supranational regulation;

>  increased competition resulting from the liberalization of the telecommunications sector in Portugal and Brazil;

>  the development and marketing of new products and services and market acceptance of such products and services; and

>  the adverse determination of disputes under litigation.

This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited.

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Portugal Telecom, SGPS, S.A.

Public Company Registered Office: Av. Fontes Pereira de Melo, no. 40, Lisboa Share Capital: 395,099,775 Euros Registered with: Lisbon Commercial Registry Office and Corporation number: 503 215 058

Letter to the shareholders of Portugal Telecom

20 February 2007

Dear Shareholder,

On 12 January 2007, we wrote to you explaining why you should reject the Sonaecom offer. We said that the offer was inadequate as it did not provide Portugal Telecom (“PT”) shareholders with fair value, an adequate control premium or share of the synergy value resulting from the proposed combination.

On 15 February 2007, Sonaecom revised its offer price to €10.50 per share. The PT Board firmly believes that the revised offer continues to be inadequate, as it still does not provide PT’s shareholders with fair value nor share of the synergy value resulting from the proposed combination and is, therefore, not in the best interest of PT shareholders.

The accompanying presentation reiterates the basis on which the Board recommends that shareholders reject the Offer and sets out the merits for remaining with PT, which represents a better value alternative. We strongly encourage you to review our letters of 6 March 2006 and 12 January 2007, and the related reports, and to read in their entirety the pages that follow for more details on the rationale for this rejection. Set out below is a summary of the principal reasons supporting our firm belief that PT shareholders should not tender their shares and should remain with PT.

The Offer of €10.50 per share remains inadequate

> PT’s value has increased by €1.0 billion since Sonaecom’s initial offer in February 2006 which is in line with the increase of the revised offer

> PT shareholders are not receiving any share of the synergy value benefit, estimated in an independent analysis prepared by external consultants Booz Allen Hamilton to be worth €2.6bn to €2.9bn

> Sonaecom’s share price has increased by c. 112% since the announcement of its original offer, confirming the above and the fact that the offer price represents a bargain for Sonaecom shareholders at the expense of PT shareholders

> The offer is opportunistic in light of the European telecom sector index increasing by 23% since Sonaecom announced their unsolicited offer on 6 February 2006

Recent operational performance proves PT management’s effective execution

>  PT’s 2006 year-end results have demonstrated the stronger performance of each business unit, confirming the further improvement of the Company’s operating momentum in Q4 2006

>  The wireline business continues to recover, improving broadband market share while maintaining stable wireline

ARPU, minimizing traffic and ULL losses and improving efficiency levels

>  TMN continues to experience an acceleration in net adds and market share while maintaining stable SACs, leading to an improvement in Adjusted EBITDA performance

>  PTM’s accelerating growth of Pay TV and cable broadband subscribers has been driving ARPU growth

>  International operations also show strong operational performance, with Vivo net adds and ARPU showing signs of improvement, while SACs have been kept under tight control, resulting in significant improvements in Adjusted

EBITDA and free cash flow generation. In addition, PT continued to grow the value of its remaining international portfolio undersigned by strong subscriber and financial growth

>  PT’s management continues to deliver on its stated guidance by providing robust cash flow increases, testifying once again to its ability to effectively execute its strategy for PT

PT is offering more value to its shareholders through a superior strategy and enhanced remuneration package

PT’s management has revised the remuneration package it is offering to shareholders. The revised package consists of: > The acquisition of own shares for 16.5% of PT’s outstanding share capital at a price of up to €11.50 per share, implying a total amount of up to €2.1 billion > The payment of the May 2007 dividend equal to 47.5 €cents and a commitment to an annual dividend payment of

57.5 €cents per share for 2008-2009 post completion of the acquisition of own shares

> Distribution of 180.6 million PTM shares to PT shareholders equivalent to €2.0bn or €1.8 per PT share

Under this package, the total remuneration to PT shareholders over 2006–2009 would amount to €6.2 billion, equivalent to €5.6 per share, or more than half of Sonaecom’s revised offer, while allowing shareholders to retain 100% ownership of the significant value creation opportunity available in PT.

Recommendation

Sonaecom’s offer is inadequate. The Board is committed to maximising shareholder value and believes that the plan of PT’s management team will continue to deliver superior value to shareholders going forward.

PT’s Board remains pragmatic and is firmly of the view that the revised offer continues to be inadequate. The Board strongly recommends that you reject the offer and do not tender your shares.

Yours Sincerely,

Henrique Granadeiro

Chairman of the Board of Directors and Chief Executive Officer

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Portugal Telecom PT can create more value and offer shareholders a more attractive proposition Reject the €10.50 Offer

PT’s management proposes to return €6.2bn of capital between 2006 and 2009, equivalent to €5.6 per share

The €10.50 Offer is inadequate

> Recent operational and trading performance further underpins PT’s standalone value

> Clearly defined international strategy and commitment to monetisation and crystallisation of value

> Since the Offer was announced in February 2006, the reduction in net debt and net pension liability, the acquisition of MTC plus the increase in market value of equity stakes in PTM and Vivo total €1.0bn. This is in line with the increase in the Sonaecom Offer

> Sonaecom has been understating the synergy value which based on independent analysis is estimated at €2.6 to €2.9bn

> PT’s shareholders are not receiving any share of the synergy value

PT’s revised remuneration package consists of:

> A 16.5% acquisition of own shares at up to €11.50 per PT share, equivalent to up to €2.1bn shareholder return

> Distribution of PTM shares to PT shareholders equivalent to €2.0bn

> A commitment to an annual dividend payment of 57.50 €cents post completion of the acquisition of own shares through to 2009

> PT’s total shareholder return over 2006 – 2009 amounts to €6.2bn, equivalent to €5.6 per share Reject the €10.50 Offer

Recent operational and trading performance further underpins PT’s standalone value

(2006) Q1  Q2  Q3  Q4

Fixed Line  Improvement in market share of ADSL net adds  43%  36%  43%  50%

Stabilise wireline ARPU (€)  30.0  29.9  30.2  30.2

Improvement in efficiency (lines/employee)  570  574  590  613

Domestic  Acceleration of net adds (‘000)  6  44  131  211

Mobile

Improvement of billing revenues (y.o.y growth)  1.9%

-0.1%  -0.7%  -0.9%

Market momentum built against stable SAC (€)  51  64  51  56

7  29

PTM  Acceleration of Pay-TV net adds (000’s)

-7  -28

Recovery on cable broadband net adds  3.0  5.0  13.0

-8.0

Underpinning total blended ARPU (€)  28.3  29.2  29.5  29.5

Vivo  Net adds showing recovery  333k  210k  201k  327k

Billing ARPU (R$) growing q.o.q  15.5  14.8  15.8  16.8

Combined with control of commercial costs (SAC) (R$)  137  139  124  125

Recent performance confirms PT’s operating momentum

PT's equity value has increased by €1.0bn since Sonaecom's initial Offer in February 2006

Since the Offer was announced in February 2006, the reduction in net debt and net pension liability, the acquisition of MTC plus the increase in market value of PT's equity stakes in PTM and Vivo total €1.0bn



Per PT Share[1]
€1.0
€0.5
€0.1
€0.2
€0.2
€0.1
€1.1bn
€0.5bn
€0.1bn
€0.2bn
€0.2bn
€0.1bn
Increase in Sonaecom Offer net of PT's increase in Value
Increase in Sonaecom Offer
Reduction in net debt and net pension deficit (excluding Vivo, PTM and MTC net debt)
MTC stake purchase
Increase of PTM stake value
Increase of Vivo stake value

Note: See sources and bases for calculation details.
(1) Based on current PT number of shares.

Sonaecom's Offer increase barely reflects the increase in PT value since the Offer announcement

12 **Portugal Telecom** | Reject Sonaecom's Offer

In a merger scenario, the synergy value would range between €2.6 and €2.9bn

		One Brand – One Network	Two Brands – One Network
Mobile Annual Impact (€m)	Revenue and Commercial Synergies	53	67
	Operational Synergies	146	127
	Total excl. Remedies	199	194
	Remedies	(4)	(2)
	Total incl. Remedies	196	192
Fixed Annual Impact (€m)	Revenue Synergies	(8)	(0)
	Operational Synergies	39	26
	Total	32	26
Perpetuity 2%	Mobile-Synergies NPV[1]	€2.61bn	€2.31bn [2]
Perpetuity 0%	Fixed-Synergies NPV	€0.33bn	€0.25bn
	Total NPV Synergies	€2.94bn	€2.56bn
	Cost of remedies	(€0.06bn)	(€0.04bn)
	Total NPV with Remedies	€2.88bn	€2.52bn

Source: External consultant analysis performed by Booz Allen Hamilton
(1) Base case without remedies.
(2) The NPV difference between the mobile one and two brand scenario corresponds to annual cash flow synergies of approx. €26m (less then 1% of total cost).

Portugal Telecom | Reject Sonaecom's Offer 13

> Offer increase barely in line with overall telecom sector performance excluding control premium and synergy value Sonaecom's share price has more than doubled since announcement (1) Adjusted for Sonaecom capital increase in October 2006. +3.4% Increase since Offer announcement in February 06 Increase on day of announcement of increased Offer Increase on day of announcement of original Offer +17.7% +112.5% +€414m +€1,335m(1)+€36mValue increase (€m) 80 100 120 140 160 180 200 220 Jan-07Dec-06Oct-06Aug-06 Jul-06May-06 Mar-06 Feb-06 PT Sonaecom Sonae Eurostoxx Telecom index Rebased to 100 112.5% 70.3% 25.2% 23.3% Sonaecom's shareholders know that €10.50 is a bargain and they are riding the wave of significant synergies 14 Portugal Telecom | Reject Sonaecom's Offer Sonaecom's shares increased by c. 18% upon announcement of the revised €10.50 Offer because none of the synergy value is being transferred to PT's shareholders

PT proposes a new attractive shareholder remuneration package… Cash remuneration > Acquisition of own shares for 16.5% of PT's share capital at up to €11.5 per share – Up to €2.1bn of cash return – On market program, but the Board of PT reserves the right to optimise the structure after the Sonaecom Offer has lapsed > Annual dividend per share of 57.50 €cents post completion of acquisition of own shares through to 2009, equivalent to a dividend yield of 6.9% (post PTM spin-off) (1) at €10.50 price per share > PT shareholders to receive a total cash return of €4.2 billion, equivalent to €3.8 per share over the course of 2006-09 (1) (2) (3) + PTM Spin-off > Distribution of 180.6m PTM shares to PT shareholders > Equivalent to €2.0 bn of value return at current PTM share price (4) > Establishes a self-standing strong Portuguese telecoms and media group > Resulting market structure addresses fixed line competition concerns providing basis for regulatory relief to PT's remaining business > Equates to €1.8 per PT share (3)(4) = Total return of €6.2bn or €5.6 per share (1) See Sources and Bases. (2) Including €47.50 cents in 2006. Assumes a €47.50 cents dividend per share to be paid in 2007 and €57.50 cents dividend per share to be paid in 2008 and 2009. (3) Based on current number of shares adjusted to exclude shares from PT equity swap on own shares. (4) PTM share price of €10.85 as at 16 February 2007. …which underpins PT's intrinsic value and offers above average yield Portugal Telecom | Reject Sonaecom's Offer 15

PT will return significant value to its shareholders whilst allowing them to retain full ownership of the company

 2006–2009 Total Shareholder Remuneration(1)

 2006–2009 Total Share Return (%) (1) (2)

 (1)

 As the Sonaecom offer was announced on 6 February 2006, a 47.50 €cents dividend paid in May 2006 has been included in the analysis.

 (2)

 Based on current number of shares adjusted to exclude shares from PT equity swap on own shares.

 PT will be returning c. half of Sonaecom’s PT  Offer value to its shareholders by 2009

We offer you a better value creation opportunity Reject the Offer Do not tender your shares at €10.50

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APPENDIX 1

 Bases of Calculation and Sources of Information

 1.

 General

 1.1.

 Unless otherwise stated in this document:

 1.2.

 Unless otherwise stated, the financial information concerning PT has been extracted from annual reports and accounts of PT for the relevant periods and other information made publicly available by PT.

 1.3.

 Unless otherwise stated, all references to PT’s financial targets, savings and future shareholder returns are based on PT’s Board of Directors’ strategic plan.

 1.4.

 Unless otherwise stated, information contained in this document regarding market position, sector, division and product analysis, comparable companies and precedent transactions is based on PT’s management estimates and calculations sourced from publicly available information including ANACOM, Bloomberg, Reuters, Datastream, SDC and Factiva.

 1.5.

 Unless otherwise stated, information regarding Sonaecom’s Offer is sourced from the Offer Document and other material made publicly available by Sonaecom or any other person mentioned in the Offer Document.

 2.

 Page References

 i)  Closing prices and consensus earnings estimates are as at the close of market on 16 February 2007;

 ii)  Share price data is sourced from Datastream, Factset or Bloomberg;

 iii)  Consensus earnings estimates are sourced from Bloomberg or Reuters and are adjusted for exceptional items and goodwill amortisation where applicable;

 iv)  Calculations are prepared on the basis of 1,128,856,500 PT Shares as at 31 December 2006.

 The relevant bases of calculation and sources of information are provided below in the order in which the relevant information appears in this document and by reference to page numbers in this document. Where such information is repeated in any of the documents, the underlying bases and sources are not repeated.

 a) Refer to sources and bases to page 12 below for details on the €1.0bn PT value increase.

 b) Refer to sources and bases to page 13 below for details on sources for synergy value estimates.

 c) Share price data is sourced from Factset. European Telecom sector index used is the Eurostoxx Telecom index.

 Portugal Telecom | Reject Sonaecom’s Offer

 a) Refer sources and bases to page 11 below for further details on the operational performance. b) Financial performance at adjusted EBITDA level of PT’s international portfolio is sourced from FY 06 results presentation and report. c) Refer to sources and bases to page 15 below for details on shareholder remuneration calculations.

 a) Refer to sources and bases to page 12 below for details on the €1.0bn PT value increase. b) Refer to sources and bases to page 13 below for details on sources for synergy value estimates. c) Refer to sources and bases to page 15 below for details on shareholder remuneration calculations.

 All figures are based on FY 06 results presentation and report.

 a) Fixed line: i) Market share of ADSL net adds based on PT estimates; ii) Improvement in efficiency refers to main accesses per wireline employees.

 b) Domestic mobile: i) Improvement of billing revenues refers to year on year billing revenue growth. c) Vivo: i) Q2 06 net adds excluding database cl eanup

Page 12

a) Increase in Sonaecom based on increase in Offer price (+ €1 per share) and total PT number of shares.

b) Net debt and net pension deficit reduction excluding Vivo, PTM and MTC net debt calculated as follows:

in €m	Year Ended December 31, 2005	Year Ended December 31, 2006	Variation
PT indebtedness	7,584	5,840	1,744
Less PT cash and cash equivalents	(3,912)	(2,084)	(1,828)
PT net debt	3,672	3,757	(84)
Less Vivo indebtedness	(1,040)	(804)	(236)
Plus Vivo cash and cash equivalents	431	305	126
Less PTM indebtedness	(247)	(266)	19
Plus PTM cash and cash equivalents	77	39	38
Less MTC indebtedness	N/A	0	0
Plus MTC cash and cash equivalents	N/A	32	(32)
PT net debt excluding Vivo, PTM and MTC net debt	2,893	3,063	(170)
PT accrued post retirement liability	2,636	1,654	
Tax Rate	27.5%	27.5%	
PT net pension deficit (i.e. accrued post retirement liability, less tax)	1,911	1,216	695
PT net debt and net pension deficit excluding Vivo, PTM and MTC net debt	4,804	4,279	525

c) MTC stake purchase based on acquisition price paid by PT (€108m). PT acquired a 34% stake as well as control of MTC, a mobile operator in Namibia, in March 2006.

d) Increase in PTM stake value based on PTM's market value increase between announcement date (6 February 2006) and 16 February 2007.

e) Increase in Vivo stake value based on Vivo's ON and PN shares market value increase between announcement date (6 February 2006) and 16 February 2007.

Portugal Telecom | Reject Sonaecom's Offer A-3

Page 13 a) Analysis based on Booz Allen Hamilton independent report "Portugal Telecom/Sonaecom – Potential synergies in a merger scenario" dated 15 February 2007. Page 14 a) Share price data is sourced from Factset. b) Sonaecom's value increase in €m based on change in Sonaecom's market capitalization adjusted for Sonaecom's capital increase (69.7m ordinary shares issued) completed on 18 October 2006. Capital increased value based on Sonaecom's share price at that date. Page 15 a) The annual dividend yield of 6.9% is calculated as follows: In € per share data Sonaecom Offer price €10.50 minus proposed PTM spin-off per share (at market) (2.12) Equals €8.38 Proposed annual ordinary dividend per share for 2008 and 2009 €0.575 Implied dividend yield % 6.9% Per share impact of PTM spin-off calculated based on PT number of PT shares adjusted for equity swaps contracted on PT's own shares and post proposed acquisition of own shares. PT's equity swap on own shares relates to the equity swaps contracted on 20.6m PT shares relating to the share buyback approved at the April 2005 AGM. b) Remuneration per share amounts are based on PT's number of shares adjusted for equity swaps contracted on PT's own shares. c) Total ordinary dividend for 2008 and 2009 calculated based on number of PT shares adjusted for equity swaps contracted on PT's own shares and post proposed acquisiton of own shares. A-4 Portugal Telecom | Reject Sonaecom's Offer

APPENDIX 2

 Definitions

 € The lawful currency of the European Economic Union

 R$ The lawful currency of Brazil

 ADSL  Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines

 Anacom  Autoridade Nacional de Comunicações, the Portuguese telecoms regulator

 Average Revenue Per User  Average monthly revenue per customer, i.e., monthly average service revenues per

 (‘‘ARPU’’)  average number of users in the period

 Market Capitalisation or  Used to indicate the equity value of a company by multiplying the number of

 Market Value  shares in issue by the share price

 Offer Price  The price offered for PT shares by Sonaecom as set forth in the Offer Documents

 Pension Liabilities  NPV of PT’s pension liabilities as reported by the Company

 Portugal Telecom or PT or  Portugal Telecom, SGPS, S.A.

 Company

 Portugal Telecom Shares  The ordinary shares of Portugal Telecom

 Shareholder  A registered holder of Portugal Telecom shares

 SAC  Subscriber Acquisition Cost

 ULL  Unbundling of the Local Loop

www.telecom.pt